EXHIBIT 11.1

                           EVEREST MEDICAL CORPORATION

                        Computation of Per Share Earnings


                                                            Year Ended December 31
                                                     1996                 1995                  1994
                                                   ------                -------               -------
                                                 (amounts in thousands except per share data)

Primary

Average Common shares outstanding                   6,350                  5,789                 5,680

Net effect of dilutive stock options based
  on the treasury stock method using
  average market price                                  -                      -                     -
                                                   ------                -------               -------
                                                    6,350                  5,789                 5,680



Net Loss                                            (339)                  (773)                 (788)

Less preferred stock dividends                        355                    283                   183
                                                   ------                -------               -------
Loss applicable to Common Stock                     (694)                (1,056)                 (971)



Per Share Amounts:

  Net Loss per Common Share                      $ (0.11)               $ (0.18)              $ (0.17)




Common stock equivalents relating to Convertible Preferred Stocks, Convertible Notes and Outstanding options and warrants have been excluded because they are anti-dilutive. Because the Company is currently in a loss position, the Fully Diluted section of this computation is not applicable.